Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Home Depot, Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-125332 on Form S-8 of The Home Depot, Inc. of our report dated June 28, 2007, with respect to the statements of net assets available for benefits of The Home Depot FutureBuilder as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of The Home Depot Futurebuilder.

/s/ KPMG LLP

Atlanta, Georgia
June 28, 2007